FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

FORBES MEDI-TECH INC.

Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8

Tel:  (604) 689-5899 Fax:  (604) 689-7641

INFORMATION CIRCULAR

dated April 14, 2009

MANAGEMENT SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Forbes Medi-Tech Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company to be held at Simon Fraser University, Segal Graduate School of Business, 500 Granville Street, in the City of Vancouver, British Columbia, at the hour of 1:30 p.m. (Vancouver Time), on Thursday, May 21st, 2009 (the “Meeting”), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Notice of Meeting”).  Unless specified otherwise, the information contained in this Information Circular is current as at April 14, 2009.

PROXIES

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the “Proxy”) are nominees of the Company’s management.  A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy.  The completed Proxy or other proper form of proxy must be delivered or faxed to Computershare Investors Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (fax: 1-866-249-7775), or as otherwise instructed in the form of proxy, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Computershare Investors Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (fax: 1-866-249-7775) or to the registered office of the Company at 200 – 750 W. Pender Street, Vancouver, British Columbia, V6C 2T8 (fax: 604-689-7641), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion by Proxyholders

The shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy.  The cost of solicitation will be borne by the Company.

Notice to Beneficial Owners

Most beneficial owners of the Company’s shares are NOT listed on the Company’s register of shareholders.  Beneficial owners will not be listed if they hold their shares through an intermediary, such as a brokerage firm, bank, trust company, RRSP, RRIF, TFSA, or other firm, financial institution or company.  In this discussion, such owners are referred to as “you” or as a “Beneficial Owner”, and the firm, financial institution or company through which you hold your shares are referred to as “Intermediaries”.  This discussion does not apply to owners of shares of the Company who hold their shares directly instead of through an Intermediary and who are therefore listed directly on the Company’s register of shareholders.

The Company can only recognize votes and take instructions from shareholders who are listed on its register of shareholders.  Therefore, in order to vote at the Meeting, you will either need to instruct your Intermediary on how to vote your shares, or instruct the Intermediary to authorize you or someone you appoint to attend and vote at the Meeting.  To do so, you will need to complete a form of proxy sent to you by or on behalf of your Intermediary (the “Form of Proxy”), sign it and return it to your Intermediary or to another party directed by your Intermediary.  If you want to attend and vote at the Meeting yourself, then you will need to strike out the names of the Management nominees just before the blank space on the Form of Proxy, and insert your own name in the blank space.  You can also appoint someone else to attend the Meeting and vote on your behalf by inserting that person’s name in the blank space instead of your own on the Form of Proxy.

The Company will be providing Meeting materials to the Intermediaries listed on its register of shareholders (or listed by the depository or other agent used by the Intermediary).  Unless you have waived the requirement to do so, the Intermediaries are required to forward these Meeting materials to you.  In addition to the Form of Proxy, the Meeting materials will include this Information Circular.

Again, if you wish to give voting instructions to your Intermediary to vote on your behalf at the Meeting or if you wish to attend the Meeting and vote in person or have someone else attend and vote on your behalf, you must complete the Form of Proxy and return it in accordance with the instructions and time limits provided.  This will enable your Intermediary either to vote your shares as you have directed, or to give formal notice to the Company that you or someone you have appointed has the authority to attend and vote at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares without par value, of which the Company has outstanding 4,969,813 common shares as at April 13, 2009, each common share carrying the right to one vote.  The Company is also authorized to issue unlimited Preferred Shares without par value, of which there are none currently outstanding.  The directors have fixed April 13, 2009 as the record date (the “Record Date”).  Shareholders of record at the close of business on April 13, 2009, are entitled to vote at the Meeting or adjournments thereof.  To the knowledge of the directors and executive officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, voting shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding voting shares of the Company.

Corporate Reorganization

On February 14, 2008 at a Special General Meeting of what is now the Company’s predecessor, “Old Forbes”, the securityholders, being the shareholders, optionholders and warrantholders of Old Forbes, approved three resolutions in respect of the Company’s corporate reorganization. The resolutions passed at the Special General Meeting included a ‘Reduction in Stated Capital’, a ‘Name Change’ and a ‘Plan of Arrangement’ (the “Arrangement”). The Arrangement was approved by the Supreme Court of British Columbia on February 15, 2008.  The Arrangement was designed to allow the Company to accommodate and capitalize on a non-dilutive financing transaction, as announced by the Company on March 20, 2008, and to achieve NASDAQ’s  U.S. $1.00 minimum bid price requirement.

On February 27, 2008, the closing of the Arrangement, the shareholders of Old Forbes exchanged eight of their common shares for one common share of 0813361 B.C. Ltd., a newly incorporated company, which is now the current Company, Forbes Medi-Tech Inc. (“New Forbes”); and holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes, with a corresponding adjustment to the exercise price.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes (Old Forbes has since ceased to be a subsidiary); shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from ‘Forbes Medi-Tech Inc.’ to ‘Forbes Medi-Tech Operations Inc.’ (further name changes occurred in connection with the Company’s non-dilutive financing and with the subsequent transaction in which Old Forbes ceased to be a subsidiary of the Company) and New Forbes changed its name from ‘0813361 B.C. Ltd.’ to ‘Forbes Medi-Tech Inc.’. The shares of New Forbes began to trade on the TSX and NASDAQ in substitution for the shares of Old Forbes on Monday, March 3, 2008.

The Arrangement affected all shareholders, optionholders and warrantholders uniformly and did not affect any securityholders’ then existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of New Forbes that could be acquired upon the exercise of an option or a warrant (except to the extent that fractional shares resulting from the exchange were rounded down to the next nearest whole number). After giving effect to the reorganization, as of April 22, 2008 there were approximately 4,801,491 issued and outstanding common shares of New Forbes, warrants to purchase 259,083 common shares of New Forbes at a price of US $16.48 per share and options to purchase a total of 353,576 common shares of New Forbes at prices between $4.24 and $8.00 per share.

Unless otherwise specified, all common share and option amounts referred to in this Information Circular are on a Post-Arrangement basis, that is, after giving effect to the Arrangement.

APPOINTMENT OF AUDITORS

The persons named in the Proxy will vote for the re-appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company to hold office until the next annual general meeting of the shareholders.  KPMG LLP was first appointed Auditors of the Company on October 13, 1998.  The persons named in the Proxy will also vote for authorizing the directors to fix the Auditors’ remuneration.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as directors of the Company.  Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

The following table sets out the names of the nominees for election as directors, the province or state in which each is ordinarily resident, a brief biography of each, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Voting Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Voting Shares Owned or Controlled, Directly and Indirectly(1)
Charles A. Butt Ontario, Canada President and Chief Executive Officer; Director since 1999

President and Chief Executive Officer of the Company

Mr. Butt first joined the Company as Senior Vice President, Commercial Operations in July, 2000. He became President of the Company in May, 2001 and Chief Executive Officer in March, 2002.  Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).  Educated in the UK, Mr. Butt holds a HND (B Comm.) Business Studies from Bristol Polytechnic (School of Business), a Post Graduate Diploma International Marketing Management from North East London Polytechnic (Graduate School), and he attended the Executive Business Administration Program at Queen’s University, School of Business, Kingston, Ontario.

5,587 Common Shares

Name, Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Voting Shares Owned or Controlled, Directly and Indirectly(1)
Dr. Joe Dunne(2)(3)(4) Florida, U.S.A. Director since 2000; Chairman of the Board since May 2008

Independent Consultant to the Food Industry

Dr. Dunne is an independent consultant to the food industry.  He was Chairman of the Board and CEO of Westgate Biologicals Ltd., a startup company in the Health Sciences area, from June, 1999 to December 2003.   Dr. Dunne has had a distinguished career in the multi-billion dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico.  He is a director of Westgate Biologicals Ltd. Since December, 2008, he has been Chairman of the Board of "Food for Health Ireland", a largely government funded research and development consortium based at University College Cork, Ireland.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

4,480 Common Shares
Nitin Kaushal (2) (3) (4) Ontario, Canada Director since 2003

 Managing Director, Desjardins Securities

Nitin Kaushal was appointed as a member of the Company’s Board of Directors and a member of the Company’s audit committee since September, 2003.  Mr. Kaushal is currently Managing Director of Desjardins Securities and was an institutional salesperson at Orion Securities Inc. in Toronto, Ontario January 2005 to July 2005. Previously, he was Managing Director, McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; and Managing Director, HSBC Securities from June 1997 to July 2001. Mr. Kaushal is also a director of Genizon Biosciences, Victhom Human Bionics and Protox Therapeutics.   Mr. Kaushal previously served as a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also an Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant.

Nil

Name, Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Voting Shares Owned or Controlled, Directly and Indirectly(1)
Greg Anderson(2) (3) (4) Ontario, Canada Director since 2008

Independent Management Consultant

Mr. Anderson is a freelance consultant, affiliated with Western Management Consultants, located in Toronto.  He completed a 31-year career with the Johnson & Johnson Corporation, retiring as Vice-President, Human Resources for Janssen-Ortho Inc. in December 2006.  He served on the Board of Directors for 26 years with three Johnson & Johnson affiliate companies, namely Ortho Pharmaceutical (Canada) Ltd., Ortho-McNeil Inc., and finally Janssen-Ortho Inc.  He was a key leader in the management of two successful mergers and the resultant re-organizations. He is also a director of Pure Energy Visions Corporation. Mr. Anderson graduated with a B.A. from Queen’s University. He is also a Member of the Ontario Institute of Chartered Accountants.

Nil

(1)

The information as to province or state of residence, principal occupation, brief biography and common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

Audit Committee member.

(3)

Compensation Committee member.

(4)

Nomination and Corporate Governance Committee member.

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named in the table above. Management of the Company has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation discussion and analysis

The Board of Directors of the Company has established a Compensation Committee to evaluate the compensation of the executive officers of the Company and assure that they are compensated fairly in a manner consistent with the compensation strategy of the Company, internal equity considerations, and the competitive environment.  Since the Company’s last annual general meeting held on May 21, 2008, the Compensation Committee has been comprised of the Company’s three independent directors, namely, Joe Dunne (Chair), Nitin Kaushal and Greg Anderson.

Objectives

The Company’s compensation objectives are:

(i)

to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

(ii)

to encourage commitment to the Company and its objectives;

(iii)

to recruit and retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other comparable companies; and

(iv)

to align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan.

Currently, the Company’s executive compensation package consists of the following principal components: salary, eligibility for annual cash bonus, RRSP contributions, various health plan and insurance benefits generally available to all employees of the Company, and long-term incentive in the form of stock options.  In addition, the Chief Executive Officer receives a car allowance, and the Company maintains director’s and officer’s liability insurance for its own benefit as well as the benefit of  its directors and officers.

In determining compensation, the Compensation Committee has typically referred to industry, local and national surveys, and has historically also relied on reports prepared by independent consultants.

Salaries

Salaries for executive officers are set out in each executive’s employment agreement, as amended from time to time.  Such salaries are to be reviewed annually, and pursuant to the terms of the employment agreements, shall be increased each year by such amount as is determined by the Board or the Compensation Committee, provided that in no event shall the salary for any fiscal year be less than the salary payable in the previous fiscal year. The employment agreements for all Named Executive Officers (see “Summary Compensation Table” below) were entered into prior to 2008, when the Company’s business included the research, development and commercialization of pharmaceutical products, in addition to the Company’s current business of the development, commercialization and sale of nutraceutical products, and in particular, Reducol™, the Company’s cholesterol-lowering food and dietary supplement ingredient.  The initial annual salaries of the Company’s Named Executive Officers as negotiated at the time of their hiring or on reaching the level in the Company of their current position were based on the Company’s evaluation of the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other comparable companies.

A general cost-of-living salary increase for 2008 was awarded by the Company to all Company employees, including the Named Executive Officers, of 2.2% of 2007 salaries, effective January 1, 2008. In June, 2008, following the Company’s re-structuring announced the previous month which included staff reductions across various departments, all retained employees, other than Charles Butt, Laura Wessman and David Goold, but including David Stewart, received a salary increase of 5% of their annual salaries as a retention incentive.  In its 2008 year-end review of salaries, the Compensation Committee recommended, and the Board concurred, that based on the Company’s capital resources, the Company’s need for further financing, and the fact that financings for companies such as Forbes have always been, and particularly in the current economic climate, continue to remain, challenging, the Company’s priority was to conserve cash and accordingly, no salary increases were given for 2009.

Perquisites and Personal Benefits

Perquisites and personal benefits such as car allowances (Charles Butt and Jeff Motley - $500 per month each) and parking (Charles Butt, Laura Wessman, David Goold and David Stewart) which are not offered to employees generally are negotiated with each Named Executive Officer at the time of their hiring or promotion.  The Company has established a matching RRSP contribution plan and a life insurance, dental and medical plan that is available to all of its full time employees, including the Named Executive Officers.

Bonus Plan

The Compensation Committee has the discretion whether to grant bonuses to employees from time to time.   Typically, the Compensation Committee makes such determination at the end of each year.   If bonuses are to be granted, they will be based on the achievement by both the Company and the employee of objectives set out for them at the end of the previous year.

The Company’s objectives, which also constitute the personal objectives of the Chief Executive Officer, are set by the Compensation Committee in consultation with the CEO.  Values are assigned to each objective for purposes of determining the CEO’s following year-end bonus, if any.  The Chief Executive Officer in turn sets objectives for the executive officers who report to him, in consultation with such officers, and they in turn set objectives for their staff.  The achievement of an employee’s objectives, other than the CEO, is based on the combined achievement of the Company’s objectives and objectives personal to the employee.  The percentage of an employee’s bonus based on the achievement of the Company’s objectives increases with the level of the employee.   Bonuses may be awarded up to the following percentages of an employee’s salary:  President and Chief Executive Officer - 50%; Senior Vice President, Operations and Chief Financial Officer - 35%; Vice President - 30%;  Director - 20%; Manager and below - 15%.

In May, 2008, the Company announced its plan to focus exclusively on its revenue-generating nutraceutical business and to discontinue its drug development activities.  Following the announcement of such plan, the Company’s pharmaceutical business objectives became selling its pharmaceutical-based assets in San Diego, California.  This sale was completed in August, 2008.  While the Company was successful in 2008 in obtaining a non-dilutive financing, re-organizing its corporate structure, streamlining operations, selling off non-core assets, and focusing entirely on its revenue-generating nutraceutical ingredient business, fourth quarter sales were disappointing and the Company was not able to complete a financing or strategic business combination, or “M&A” type transaction, by the end of the year.  As a result, and in view of the Company’s need to conserve its cash resources, the Compensation Committee determined that no bonuses would be granted for 2008.  The payment of bonuses granted in respect of the 2007 financial year occurred in April 2008.

Options

Options to purchase common shares are granted to the Named Executive Officers from time to time pursuant to the Company’s stock option plan as a means of aligning the interests of such officers with those of shareholders, attracting and retaining personnel, and acting as a longer-term incentive to such personnel to encourage commitment to the Company and its objectives.

The Company’s current stock option plan was initially proposed by management to the Compensation Committee in 2007, was subsequently approved by the Board of Directors on April 12, 2007 and was ratified by the shareholders at the Company’s 2007 annual general meeting held on May 17, 2007.

The granting of options is entirely at the discretion of the Compensation Committee.  There is no set time for considering or granting options to employees.

Options to be granted to employees are usually proposed by the Chief Executive Officer for consideration by the Compensation Committee.  Typically, proposals are made for option grants to all Company employees, except in the case of the grant of options to a new hire which is usually made at the time of hire or shortly thereafter.  Each individual’s grant is based, at a minimum, on such employee’s position and level of responsibility in the Company, the duration of the individual’s employment with the Company, the number and terms of stock options then held by the employee, the employee’s current performance and expected future performance and value to the Company, and the number of options remaining for grant pursuant to the Company’s stock option plan.

In August, 2008, following the Company’s restructuring and reduction of staff across various departments, options were granted to all remaining employees primarily to provide incentive for them to adopt the Company’s new focus and help achieve the Company’s new goals.   Options to purchase a total of 156,000 common shares were granted with an exercise price of $0.97 and an expiry date of June 30, 2013.  Of these, options to purchase 95,000 common shares were granted to the then Named Executive Officers as follows:

Charles Butt, Chief Executive Officer - 40,000

Laura Wessman, Senior Vice-President, Operations - 25,000

David Goold, Chief Financial Officer - 20,000

David Stewart, Vice President, Regulatory Affairs - 10,000

In January, 2009, options to purchase a total of 70,000 common shares at an exercise price of $0.20 per share with an expiry date of December 31, 2013 were granted to all employees, in recognition of the fact that no salary increases for 2009 or bonuses for 2008 were awarded and to help motivate the employees to achieve the Company’s objectives.

Termination and Change of Control Payments

In May, 2008, the Company announced a restructuring plan to cease its drug development activities and instead focus on its revenue-generating nutraceutical business.  This restructuring involved staff reductions across various departments, and resulted in the termination of the executive positions held by John Nestor, Chief Scientific Officer, and Jeff Motley, Vice-President, Marketing and Sales.

In accordance with the terms of their respective employment agreements with the Company, in 2008, John Nestor received severance of 14 months’ salary, or $269,843 (US$268,275), and Jeff Motley received 18 months’ salary, or $242,981.  Both individuals are subject to (i) non-compete and non-solicitation obligations to the Company for 12 months following their respective termination date; (ii) non-disclosure and non-use covenants respecting the Company’s confidential information; and (iii) covenants providing that intellectual property created or developed by them during or, in certain circumstances, after termination of, their employment with the Company belong to the Company.

For a discussion of termination and change of control payments contained in the employment agreements of the remaining Named Executive Officers, see Termination and Change of Control Benefits below.

Directors’ & Officers’ Liability Insurance

The Company maintains directors’ and officers’ liability insurance coverage through a policy covering the Company and its subsidiaries, which currently has an annual aggregate policy limit of US$5,000,000, subject to a deductible of up to US$250,000 per loss.  This insurance provides coverage for indemnity payments made by the Company to its directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by the Company. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The policy premiums are paid entirely by the Company.   The current term (February 26, 2009 to February 25, 2010) premiums aggregate US$130,000 for an annual aggregate policy limit of US$5 million (previous term premiums, February 26, 2008 to February 25, 2009, were US$230,000 for an annual aggregate policy limit of US$10 million, subject to a deductible of US$250,000 per loss).

Performance Graph

The graph below compares cumulative total shareholder return on the common shares for the last five financial years with the total cumulative return from the S&P/TSX Composite Index over the same period.  The graph assumes that $100 was invested on December 31, 2003 in the Company and in the index, and that all dividends have been reinvested.  Unless otherwise noted, each plot point on the graph represents the Company’s financial year-end for the indicated year.

For the majority of the time period covered by the above graph, the Company was primarily focused on pharmaceutical research and development, in addition to the development and commercialization of its current nutraceutical business.   The Company was very active in this time period in its efforts to develop a cholesterol-lowering pharmaceutical, which included the preparation and completion of two human clinical trials.  The Company was also, and continues to be, very active in the commercialization of its cholesterol-lowering food and dietary supplement ingredient, Reducol™, and the development of other nutraceutical ingredients.  The Company also completed major asset purchases and sales during this time period and, in 2008, shifted its focus from pharmaceuticals to nutraceuticals.   While the Company’s share price has trended downwards throughout the time period indicated, one of the factors in this trend has been related to market conditions in the biotech industry in general.  In the meantime, the Company has continuously needed to attract, motivate and retain personnel of high caliber, with professional expertise and skill, to carry out the evolving mandate of the Company. Accordingly, the compensation of the Company’s executive officers has remained at competitive levels, with an overall decrease in total compensation for 2008 for the President & CEO, CFO and Senior Vice-President Operations, due in part to the Company’s need to conserve its cash resources, as discussed further above under “Salaries” and “Bonus Plan”.

Summary Compensation Table

The following table sets forth certain information regarding the compensation for the fiscal year ended December 31, 2008 of  (i) the Chief Executive Officer of the Company in such year (ii) the Chief Financial Officer of the Company in such year and (iii) the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at December 31, 2008, whose total compensation was, individually, more than $150,000 for 2008 (calculated in accordance with the prescribed form), or who would have been such an executive officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of 2008 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation(4) ($)	Total compen-sation ($)
					Annual incentive plans(2)	Long-term incentive plans(3)
Butt, Charles President and Chief Executive Officer	2008	378,804	Nil	22,954	Nil	Nil	Nil	20,838	422,596
Goold, David, CA Chief Financial Officer	2008	187,793	Nil	11,477	Nil	Nil	Nil	9,147	208,417
Nestor, John, Dr. Chief Scientific Officer (5)	2008	96,302	Nil	Nil	Nil	Nil	Nil	278,133	374,435
Wessman, Laura Senior Vice-President, Operations	2008	202,867	Nil	14,346	Nil	Nil	Nil	13,168	230,381
Motley, Jeff Vice-President, Marketing and Sales(6)	2008	60,745	Nil	Nil	Nil	Nil	Nil	248,815	309,560
Stewart, David, Dr. Vice-President, Regulatory Affairs	2008	137,787	Nil	5,739	Nil	Nil	Nil	9,936	153,462

(1)

For a description of the outstanding options for each Named Executive Officer see “Outstanding Share-Based and Option-Based Awards” following.  The fair value of each granted option was determined using the Black-Scholes option pricing model, according to Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants, which is the model used by the Company for financial statement presentation .   The assumptions for estimating the fair value of each option granted were:  (i)  risk-free interest rate of 2.9%; (ii) volatility of 114% (iii) expected dividend yield of nil; and (iv) expected life of 2 years.  Subsequent to the end of the last financial year, options to purchase a total of 70,000 common shares at an exercise price of $0.20 per share having an expiry date of December 31, 2013 were granted to all directors and employees.   For further particulars of these options granted to Named Executive Officers and Directors, see below, Outstanding Share-Based and Option-Based Awards - Named Executive Officers and Outstanding Share-Based and Option-Based Awards - Independent Directors.

(2)

Amounts paid pursuant to our Bonus Plan.   For a description of this Plan see Bonus Plan above.

(3)

We do not provide non-equity incentive plan compensation related to a period longer than one year.

(4)

 “All Other Compensation” consisted, for Charles Butt, David Goold, Laura Wessman, and David Stewart, of company portion of RRSP contributions, company paid parking, and life insurance premiums.   Mr. Butt also received a car allowance of $500 per month.  For Jeff Motley, “All Other Compensation” consisted of severance of $242,981, car allowance ($500 per month), company portion of RRSP, company paid parking, and life insurance premiums.  For Dr. John Nestor, “All Other Compensation” consisted of severance of $269,843, and the Company’s portion of 401k contributions and life insurance premiums, which have been converted to Canadian funds at the average US / CDN exchange rates.  No Named Executive Officer received total perquisites in excess of the lower of 10% of his or her annual salary and $50,000..

(5)

Dr. John Nestor ceased to be employed by the Company effective May 31, 2008.  Dr. Nestor commenced employment with the company on Oct 25, 2006 with an annual salary of US$225,000. Dr. Nestor’s salary compensation for 2008 was US$94,575, which has been converted to Canadian funds at the average US / CDN exchange rates.  Dr. Nestor’s 2008 bonus was $nil.     For Dr. John Nestor, “All Other Compensation” consists of severance of $269,843, and the Company’s portion of 401k contributions and life insurance premiums, which have been converted to Canadian funds at the average US / CDN exchange rates. Dr. Nestor’s annual salary in 2008 was US$229,950.

(6)

Mr. Motley ceased to be employed by the Company effective May 15, 2008.  For Jeff Motley, “All Other Compensation” consisted of severance of $242,981, car allowance ($500 per month), company portion of RRSP, company paid parking, and life insurance premiums.  Mr. Motley’s annual salary in 2008 was $161,987.

Outstanding Share-Based and Option-Based Awards - Named Executive Officers

The following table sets out incentive option-based awards held by each Named Executive Officer as of December 31, 2008, the end of the most recently completed financial year.  The Company has not granted any share-based awards.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS - NAMED EXECUTIVE OFFICERS

	Option-based Awards				Share-based Awards
Name	Number of underlying unexercised options (#) (1)	Option exercise price ($) (2)	Options Expiration Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (3)	Market or payout value of share-based awards that have not vested ($)
Butt, Charles(4)	7,500 71,300 40,000	8.00 8.00 0.97	17-Jan-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a n/a n/a	n/a
Goold, David(4)	5,000 7,000 20,000	8.00 8.00 0.97	17-Jan-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a n/a n/a	n/a
Nestor, John	Nil	n/a	n/a	n/a	n/a	n/a
Wessman, Laura(4)	5,000 23,400 25,000	8.00 8.00 0.97	17-Jan-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a n/a n/a	n/a
Motley, Jeff	Nil	n/a	n/a	n/a	n/a	n/a
Stewart, David (4)	3,750 10,650 10,000	8.00 8.00 0.97	17-Jan-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a n/a n/a	n/a

(1)

All securities under option are Common Shares.

(2)

Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.

(3)

The Company does not have a share-based awards plan.

(4)

In January, 2009, options to purchase a total of 70,000 common shares were granted to all directors and employees at an exercise price of $0.20 per share, having an expiry date of December 31, 2013.  Options to purchase the following number of shares were granted to the Named Executive Officers then in office as follows: Charles Butt - 12,000; David Goold - 8,000; Laura Wessman - 8,000; David Stewart - 5,000.

Incentive Plan Awards – value vested or earned during the year - Named Executive Officers

The following table sets out the incentive plan awards value vested to or earned by each Named Executive Officer during our financial year ended December 31, 2008.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED - NAMED EXECUTIVE OFFICERS

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
Butt, Charles	Nil	n/a	Nil
Goold, David	Nil	n/a	Nil
Nestor, John	Nil	n/a	Nil
Wessman, Laura	Nil	n/a	Nil
Motley, Jeff	Nil	n/a	Nil
Stewart, David	Nil	n/a	Nil

(1)

Option-based awards consist of options granted pursuant to our stock option plan.  For a description of the plan, see 2007 Stock Option Plan below.

(2)

The Company does not have a share-based awards plan.

(3)

For a discussion of the Company’s bonus plan, which constitutes its non-equity incentive plan, see Executive Compensation - Bonus Plan above.

Pension Plan Benefits

We do not maintain a pension plan for our Named Executive Officers.  Pursuant to his previous employment agreement with us, between the ages of 60 and 85, Tazdin Esmail, former President and Chief Executive Officer, will be entitled to receive an annual reward for tenure allowance of $65,000.  We have not set aside any of our assets to cover our obligation under the reward for tenure arrangement.  At December 31, 2008, we have accrued $1,070,000 in our consolidated financial statements towards our obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, we purchased a whole life insurance policy on Mr. Esmail.

Termination and Change of Control Benefits

We have entered into service contracts with our senior management, or “Named Executive Officers”, as follows:

Charles Butt has acted as our President since May, 2001 and as our Chief Executive Officer since March, 2002.  The employment agreement entered into by the Company with Charles Butt, as Amended and Restated as of September 8, 2004, and as subsequently amended, provides for a base annual salary of $378,804 as of January 1, 2008, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of termination by the Company without cause (which includes a change made by the Board of Directors in Mr. Butt’s responsibilities or authority in a fundamental respect which is not accepted by him, or the Board of Directors compelling Mr. Butt to perform his services at a location outside of the Greater Vancouver Area), or termination by Mr. Butt within 6 months following a change of control of the Company (other than a hostile change of control), Mr. Butt will be entitled to receive an amount equal to the aggregate of two times his annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed.  In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, Mr. Butt will be entitled to receive an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed. The amounts that would have been paid to Mr. Butt if his employment had been terminated on December 31, 2008 (i) without cause or as a result of a change of control or (ii) as a result of a hostile change of control, are (i) $873,415 and (ii) $1,310,122, respectively.

Our employment agreements with each of our Named Executive Officers generally provide for a base annual salary, group life, long-term disability, extended health and dental insurance, director’s and officer’s liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones.  The Company also contributes to each Named Executive Officer’s RRSP.  With respect only to Mr. Butt, in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.   Had Mr. Butt’s employment so terminated on December 31, 2008, he would have received an amount equal to his prior years’ bonus of $37,605, plus one years’ salary of $378,807 and one years’ car allowance of $6,000, for a total payment of $422,409.  The employment agreements of the Named Executive Officers have no fixed term.

The Employment Agreements of Laura Wessman, David Goold and David Stewart require 18 months’ notice of termination without cause, or a severance payment instead of notice of 18 months’ annual base salary, or a combination of both.  In the event that the Company or any of these individuals terminates his or her employment within 6 months following a change of control or for the Company’s breach, the individual will be entitled to receive an amount equal to 18 months’ annual base salary. The amounts that would have been paid to Laura Wessman, David Goold and David Stewart if their employment had been   terminated on December 31, 2008 without cause or notice, or as a result of a change of control, are $304,301, $281,689 and $210,864, respectively.  Jeff Motley ceased to be employed by the Company effective May 15, 2008 and received a severance payment of $242,981.  Dr. John Nester ceased to be employed by the Company effective May 31, 2008 and received a severance payment of $269,843.

Pursuant to the terms of the Company’s Stock Option Plan (see 2007 Stock Option Plan below), except in the case of David Stewart, in the event of termination other than for cause of a Named Executive Officers, all options to purchase common shares then held by the Named Executive Officer will terminate on the earlier of the original expiry date(s) of such options or one year following termination of employment.   In the case of termination of David Stewart without cause, his options will terminate on the earlier of their original expiry date(s) and 30 days following termination of employment.  In the case of termination of any Named Executive for cause, all options then held by such Executive shall terminate on the date of termination for cause.

All employment arrangements with the Company’s Named Executive Officers include (i) non-compete and non-solicitation obligations to the Company continuing for twelve months following termination of the officer’s employment with the Company, or, in the case of Charles Butt, non-solicitation obligations only, continuing for twenty-four months following termination of his employment with the Company; (ii) non-disclosure covenants requiring the officer to keep the Company’s confidential information confidential and prohibiting its use other than on behalf and for the benefit of the Company, both during employment and for an indefinite period thereafter; and (iii) covenants providing that intellectual property created or developed by the officer during or, in certain circumstances, after termination of, his or her employment with the Company belong to the Company.

For purposes of the employment agreements described above, a “change of control” will occur when (i) a person other than the current control person of the Company (as defined below), if any, becomes a control person; or (ii) a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board.  A “control person” is a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company, or each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company, and, if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of the Company, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Company.

A “hostile change of control” will occur if (i) a person becomes a control person or, having become a control person, acquires additional securities of the Company (in either case, whether by way of take-over bid or otherwise), at any time following a public written statement of the Board either that the Board is unable to make a recommendation whether an offer to acquire securities made by or on behalf of such a person should be accepted, or that the Board is recommending that such offer be rejected;  or (ii) a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board, and such election occurs following the distribution, by a person or persons other than the management of the Company, of a proxy statement, information circular or other document soliciting proxies in respect of the meeting at which the change of control occurred.

Pursuant to the terms of our 2007 Stock Option Plan, upon a change of control, all options granted under the 2007 Plan shall immediately vest, notwithstanding any contingent vesting provision to which such options may have otherwise been subject.  All options currently outstanding have vested either in accordance with their vesting terms or vested immediately upon their grant.

Compensation of Directors

In the fiscal year ended December 31, 2008, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.

Effective as of July 1, 2006, the independent directors (See below Independent Director Compensation Fiscal 2008) each receive an annual retainer of $20,000. In addition, the Chairman receives an additional $24,000 annually in respect of his services provided outside Board meetings, the Chair of the Audit Committee receives an additional $8,000 annually in respect of his Audit Committee services provided outside the committee meetings, and all Committee Chairs receive an additional $2,500 annually in respect of their service as Chair. Annual retainers are paid quarterly for the period July 1 through June 30.  In addition to the annual retainer, the independent directors are compensated in cash in the amount of $2,000 per meeting for in-person attendance at board meetings; $2,000 per meeting for in-person attendance at board committee meetings; and $750 for meetings attended by phone.  The independent directors also receive, on an annual basis, options to purchase a minimum of 1,650 Common Shares of the Company, subject to the Board determining that such number of options is readily available under our then current stock option plan, and are eligible to participate in additional option grants.  The fees of the independent directors were reduced by 20% commencing January 1, 2009, and continuing until such time as circumstances improve.

During the most recently completed financial year ended December 31, 2008, the independent Directors were granted the following options, and earned the following fees, which include Board and Board Committee meeting attendance fees and annual retainers:

INDEPENDENT DIRECTOR COMPENSATION FISCAL 2008

Director	Fees Earned ($)	Share-based awards ($)	Option-based awards ($) (3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dunne, Joe	69,300	Nil	5,739	Nil	Nil	Nil	75,039
Kaushal, Nitin	62,813	Nil	4,304	Nil	Nil	Nil	67,117
Anderson, Greg (1)	27,534	Nil	1,722	Nil	Nil	Nil	29,256
Buxton, Donald(2)	37,915	Nil	Nil	Nil	Nil	Nil	37,915
Skuy, Percy(2)	21,715	Nil	Nil	Nil	Nil	Nil	21,715
Yang, Lily(2)	25,552	Nil	Nil	Nil	Nil	Nil	25,552

(1)

On May 21, 2008, Greg Anderson was appointed to the Board of Directors of the Company.

(2)

On May 21, 2008, Donald Buxton, Percy Skuy and Lily Yang ceased to be directors of the Company.

(3)

All securities under option are Common Shares.  Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant. The fair value of each granted option was determined using the Black-Scholes option pricing model, according to Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants, which is the model used by the Company for financial statement presentation.  The assumptions for estimating the fair value of each option granted were:  (i) risk-free interest rate of 2.9%; (ii) volatility of 114% (iii) expected dividend yield of nil; and (iv) expected life of 2 years.   Options were granted to Joe Dunne, Nitin Kaushal and Greg Anderson in August, 2008 at an exercise price of $0.97 per common share expiring June 30, 2013.  These grants included their annual grant of options to purchase 1,650 common shares of the Company and options to purchase an additional number of common shares as follows: Joe Dunne - 8,350; Nitin Kaushal - 5,850;  Greg Anderson - 1,350.

The independent directors of the Company do not receive benefits upon termination of their position as directors, but are entitled to exercise all options granted to them prior to such termination until the earlier of (i) the original expiry date of the option; and (ii) the expiry of that period of time following the independent director’s termination which is equal to the length of the independent director’s term of service with the Company, but in no event less than 1 year.

Outstanding Share-Based and Option-Based Awards - Independent Directors

The following table sets out incentive option-based awards held by each Independent Director as of December 31, 2008, the end of the most recently completed financial year.  The Company has not granted any share-based awards.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS - INDEPENDENT DIRECTORS

	Option-based Awards				Share-based Awards
Name	Number of underlying unexercised options (#) (1)	Option exercise price ($) (2)	Options Expiration Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (3)	Market or payout value of share-based awards that have not vested ($)
Dunne, Joe(4)	1,500 13,725 10,000	6.56 8.00 0.97	31-Mar-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a	n/a
Kaushal, Nitin(4)	1,500 8,400 7,500	6.56 8.00 0.97	31-Mar-2012 31-Mar-2012 30-Jun-2013	Nil Nil Nil	n/a	n/a
Anderson, Greg(4)	3,000	0.97	30-Jun-2013	Nil	n/a	n/a
Buxton, Donald(5)	1,500 14,400	6.56 8.00	31-Mar-2012 31-Mar-2012	Nil Nil	n/a	n/a
Skuy, Percy(5)	1,500 14,400	6.56 8.00	31-Mar-2012 31-Mar-2012	Nil Nil	n/a	n/a
Yang, Lily(5)	1,500 10,800	6.56 8.00	31-Mar-2012 31-Mar-2012	Nil Nil	n/a	n/a

(1)

 All securities under option are Common Shares.

(2)

 Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.

(3)

The Company does not have a share-based awards plan.

(4)

In January, 2009, options to purchase a total of 70,000 common shares were granted to all directors and employees, at an exercise price of $0.20 per share, expiring December 31, 2013.  All independent directors serving as such at that time, being Joe Dunne, Nitin Kaushal and Greg Anderson, were granted options to purchase a total of 3,000 common shares each.

(5)

On May 21, 2008, Donald Buxton, Percy Skuy and Lily Yang ceased to be directors of the Company.

Incentive Plan Awards – value vested or earned during the year - Independent Directors

The following table sets out the incentive plan awards value vested to or earned by each Independent Director during our financial year ended December 31, 2008.

INCENTIVE PLAN AWARDS –  VALUE VESTED OR EARNED - INDEPENDENT DIRECTORS

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year (1) ($)
Dunne, Joe	Nil	n/a	n/a
Kaushal, Nitin	Nil	n/a	n/a
Anderson, Greg	Nil	n/a	n/a
Buxton, Donald	Nil	n/a	n/a
Skuy, Percy	Nil	n/a	n/a
Yang, Lily	Nil	n/a	n/a

(1)

The Company does not have a share-based awards plan nor does it have a non-equity incentive plan for its independent directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION (AS AT DECEMBER 31, 2008)

Following is a summary of shares subject to options outstanding under the 2007 Plan and shares remaining available for grant as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(1) (c)
Equity compensation plans approved by securityholders	426,715	$5.41	70,266
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	426,715	N/A	70,266

(1)

The total number of securities which may be issued under the Company’s 2007 Stock Option Plan, described below, is at any time, 10% of the Company’s outstanding common shares at such time.  Subsequent to the end of the last financial year, options to purchase a total of 70,000 common shares at an exercise price of $0.20 per share having an expiry date of December 31, 2013 were granted to all directors and employees.   For further particulars of these options granted to Named Executive Officers and Directors, see above, Outstanding Share-Based and Option-Based Awards - Named Executive Officers and Outstanding Share-Based and Option-Based Awards - Independent Directors.

2007 Stock Option Plan

Our existing Stock Option Plan (the “2007 Plan”) was initially approved by our Board of Directors on April 12, 2007 and was also approved by shareholders at our Annual General and Special Meeting held May 17, 2007.  The 2007 Stock Option Plan was implemented on June 29, 2007, and replaced our previous stock option plan.

Following is a brief summary of the 2007 Plan:

Administration

The Board of Directors has delegated authority for administration of the 2007 Plan to the Compensation Committee of the Board (the “Committee”).

Eligibility

Options to purchase our common shares may be granted to directors, officers, employees or consultants of the Company or its affiliates (“Eligible Persons”).

Shares Issued, Issuable and Currently Made Subject to Option

Under the 2007 Plan, options may be granted to purchase up to 10% of our outstanding shares from time to time. Based on our current 4,969,813 common shares issued and outstanding, options to purchase up to 496,981 common shares may currently be granted under the 2007 Plan.  Options to purchase up to 486,915 common shares, or 9.8 % of our current outstanding shares, are currently outstanding under the 2007 Plan, with options to purchase up to 10,066 common shares, or 0.2 % of our current outstanding shares, remaining available for grant.

Reloading

Under the 2007 Plan, the number of common shares under options which have been exercised, as well as the number under those unexercised options which have expired or been cancelled, can be the subject of another option grant (a “reload”).

Limitations on Grants to a Single Person and to Insiders

The number of common shares which may be subject to options granted to any one person under the Plan may not exceed 5% of the issued and outstanding common shares of the Company, or currently 248,490 common shares.  The number of common shares issuable to insiders, at any time, under the 2007 Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of our issued and outstanding common shares (such 10% currently being 496,981 common shares).  The number of common shares issued to insiders, within any one year period, under the 2007 Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of our issued and outstanding common shares.

Exercise Price

The Committee establishes the exercise price of all options granted, which price may not be less than the closing price of our common shares on The Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option.

Vesting

Options may be subject to such vesting requirements, if any, as are determined by the Committee.  Upon a change of control of the Company, all unvested options shall immediately vest.

Termination and Adjustments

Each option shall expire at such time as is determined by the Committee on the grant of such option, but in no event more than 10 years from the date of grant. In the event that an Option’s expiry date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such Options may be exercised until the end of the fifth business day following the expiry of the blackout period.  Subject to the foregoing, all options will terminate on the earliest of the following dates:

(i)

the expiry date specified for such option in the option agreement with the Company evidencing such option;

(ii)

where the optionee’s position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;

(iii)

where the optionee’s position as an Eligible Person, other than an independent director, terminates due to the death or Disability of the optionee, one year following such termination;

(iv)

where the optionee’s position as an Eligible Person, other than an independent director, terminates for a reason other than the optionee’s disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the optionee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

a.

where the optionee held the position of a director, the President, Chief Executive Officer, Executive Vice President or a Senior Vice President of the Company, one year after the date of Voluntary Termination; or

b.

where the optionee held any other position with the Company, including a Vice President position other than Executive or Senior Vice President, (a “Non-Executive Optionee”), such period of time after the date of Voluntary Termination, which shall be not less than 30 days nor more than one year, as is determined by the Compensation Committee at the time the option is granted, subject to extension by the Compensation Committee in its sole discretion, at any time during the duration of the option, up to but not beyond one year following the date of Voluntary Termination;

(v)

where the optionee’s position as an independent director terminates due to death or disability, or for a reason other than termination for just cause, the expiry of that period of time following termination which is equal to the period of time the independent director continuously served the Company in the capacity of an independent director, but in no event less than 1 year.

The retirement of an independent director at a meeting of shareholders pursuant to the constating documents of the Company and the re-election of such director at such meeting is deemed not to be a retirement, or termination of the position of, such director.

Assignability

Options are non-transferable and non-assignable.

Amendment

The Committee may amend the 2007 Plan or any option agreement in order to make changes of a clerical nature or changes to clarify the meaning of existing provisions; change the vesting provisions of an option; reflect any requirements of applicable regulatory bodies or stock exchanges; extend the term of an option held by an Eligible Person who is not an insider; reduce the option price of an option held by an Eligible Person who is not an insider (subject to a minimum option price of not less than market value of the common shares at the time of the grant of the option); and change the categories of Persons who are Eligible Persons.  Under the 2007 Plan, the Committee shall not, without the approval of the shareholders of the Company, have the right to amend an option agreement in order to increase the number of common shares which may be issued pursuant to any option granted; reduce the option exercise price of any option granted then held by an insider; or extend the term of any option granted then held by an insider.

Other

There is no ability for the Company to transform an option into a stock appreciation right involving an issuance of securities from treasury.  The Company has not provided any financial assistance to any optionee to facilitate the exercise of options.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance.  The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  Each reporting issuer must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted.  The following is the Company’s required annual disclosure of its corporate governance practices.

Board of Directors

(a)

Disclose the identity of directors who are independent.

The Board of Directors considers Dr. Joe Dunne, Mr. Greg Anderson and Mr. Nitin Kaushal to be independent members of the board of directors within the meaning of National Policy 58-201.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Charles Butt is not an independent director because he is a member of management, namely the President and Chief Executive officer of the Company.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the current Board of Directors and of the proposed Board of Directors are independent within the meaning of National Instrument 58 - 101.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer:

The following directors  of the Company are also directors of the reporting issuers listed opposite their names:

Director	Name of Reporting Issuer

Mr. Nitin Kaushal	Victhom Human Bionics Inc.
Protox Therapeutics Inc.
Genizon Biosciences Inc.

Mr.Greg Anderson	Pure Energy Visions Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The Company has adopted a policy that a board meeting comprised of solely the independent directors will be held along with all in-person meetings of the full Board of Directors.  The independent directors have held six formal meetings since the beginning of the Company’s most recently completed financial year.  In addition, the independent directors are also in frequent informal communication with one another.

(f)

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Joe Dunne is the Chair of the Board of Directors and is an independent director.  The Chair of the Board of Directors has the following role and responsibilities:

•

Preside at all meetings of the Board.

•

Ensure the mandate of the Board is carried out and the Company’s Corporate Governance Guidelines are followed.

•

Identify and present matters for review by the Board.

•

Serve as a liaison between the Company’s executive management and the Board.

•

Set the agenda for Board meetings in collaboration with the CEO.

•

Perform such other duties as may be conferred by law or assigned by the full Board.

(g)

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

In the financial year ended December 31, 2008, the Board of Directors of the Company held eighteen Board meetings (meetings spanning two days being considered to be two separate meetings), two Nomination and Corporate Governance Committee (“N&CG”) meetings, four Compensation Committee meetings and seven Audit Committee meetings.  The following is the attendance record of each Member of the Board for these meetings:

Director	Board Meetings	Committee	Committee Meetings Attended
Charles Butt	18/18	N/A	N/A

Joe Dunne	18/18	Compensation	4/4
		N&CG	2/2
		Audit	7/7

Nitin Kaushal(1)	17/18	Compensation N&CG Audit	3/4 1/2 7/7

Greg Anderson(2)	8/18	Compensation N&CG Audit	3/4 1/2 4/7

Don Buxton(3)	10/18	Compensation	1/4
		N&CG	1/2

Percy Skuy(3)	4/18	Compensation Audit	1/4 2/7

Lily Yang(3)	10/18	N&CG	1/2

(1)

Nitin Kaushal became a member of the Compensation and N&CG committees on May 21, 2008.

(2)

Greg Anderson became a director and a member of all three committees on May 21, 2008, and attended all board and committee meetings held after his appointment.

(3)

Don Buxton, Percy Skuy & Lily Yang ceased to be directors on May 21, 2008.  A total of ten board meetings, three audit committee meetings, one nomination and corporate governance committee meeting and one compensation committee meeting where held prior to their retirement as directors.

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The text of the Board of Directors written mandate is attached as Exhibit “A”

Position Description

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board of Directors has developed written position descriptions for the Chair, the Chair of each Board Committee and the Chief Executive Officer of the Company.

Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding:

(i)

the role of the board, its committees and its directors, and

(ii)

the nature and operation of the issuer’s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Nomination and Corporate Governance Committee is responsible for the orientation and continuing education of new recruits to the Board, and for regularly updating the Board on legal developments regarding corporate governance matters and the role and responsibilities of the directors.  The Board is regularly updated on the nature and operation of the Company’s business, through informal meetings among members of the Board and senior management and more formal presentations by senior management at Board meetings.  All of the Company’s current directors fully understand the role of the Board, the role of the Committees of the Board and the contribution the individual directors are expected to make, including the commitment of time and energy that the Company expects of its directors.  From time to time, when required, the Board arranges for presentations to be made on specific matters by outside professionals.   All Board members are active in their particular businesses and professions, and thus each Board member provides his own unique educational contribution to the Board.

Ethical Business Conduct

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)

disclose how a person or company may obtain a copy of the code;

(ii)

describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code concerning ethical conduct for the directors, officers and employees of the Company (the “Code”).  A copy of the Code can be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.

All employees are provided with a copy of the Code and are informed of their requirement to comply with the Code.  The Board encourages and promotes a culture of ethical business conduct and has adopted a whistle-blower policy for reporting violations to the Code.

There are no material change reports relating to the conduct of any directors or executive officers of the Company relating to a departure from the Company’s code of ethics.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Company and its directors are subject to and comply with the requirements under the common law and the British Columbia Business Corporations Act regarding disclosure of interests of directors and abstention from voting on any transaction in which a director has a material interest.  Where a director has a material interest in a proposed transaction involving the Company, that director does not participate in nor is present for, Board deliberation or voting in respect of such transaction.

(c)

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

All members of the Board are entitled to consult with the Company’s professional advisors.  Moreover, the Company has adopted a whistle-blower policy, which outlines a process whereby any employee, director or officer of the Company may forward complaints to the attention of the Audit Committee.  The Company’s whistle-blower policy provides that the Audit Committee will investigate any such complaints and that there shall be no retaliation for having made complaints under the whistle-blower policy.

Nomination of Directors

(a)

Describe the process by which the board identifies new candidates for board nomination.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nomination and Corporate Governance Committee composed of Greg Anderson (Chair), Joe Dunne, and Nitin Kaushal.  All three directors are independent directors.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to corporate governance, and to annually assess the effectiveness of the Board, each director and each Committee.  The Committee also has responsibility to make recommendations relating to the membership of committees of the Board, to make recommendations with respect to succession planning, and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

Compensation

(a)

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually.  The Compensation Committee considers time commitment, comparative remuneration, qualifications and responsibilities in determining remuneration levels.  (See also Compensation Disclosure and Analysis above).

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Joe Dunne (Chair), Greg Anderson and Nitin Kaushal.  All members of the Compensation Committee are independent directors.

(c)

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee evaluates the compensation of the executive officers of the Company and assures that they are compensated fairly in a manner consistent with the compensation strategy of the Company, internal equity considerations, and the competitive environment.  The Compensation Committee shall also communicate to the shareholders regarding the Company's compensation policies and the reasoning behind such policies, as required by the applicable securities regulatory bodies.  In addition, the Company shall evaluate and make recommendations to the Board regarding the compensation of the outside directors.

Specifically, the Compensation Committee is charged with the following responsibilities:

•

Disclosing its policies applicable to the Company's executive officers in the manner required by the applicable securities authorities' rules and regulations, and reviewing all other executive compensation disclosure before the Company publicly discloses this information.

•

Making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans.

•

Granting incentive stock options to purchase common stock of the Company under its stock option plan.

•

Amending and otherwise administering the Company’s stock option plan.

•

Reviewing and approving the corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining the CEO’s compensation level based on this evaluation.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation  for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company has not retained a compensation consultant or advisor since the Company’s most recently completed financial year.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has no committees other than the Audit, Compensation, and Nomination and Corporate Governance Committee.

For further information respecting the Company’s Audit Committee and amounts paid to the Company’s auditor in the last fiscal year, as required by Form 52-110F1, please see our Annual Report on Form 20-F dated March 30, 2009 under the heading ‘Item 6C – Board Practices – Audit Committee’ and ‘Item 16C – Principal Accounting Fees and Services ’.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Historically, given the size of the Board, the regular attendance of Board members at Board and Committee meetings, the fact that the majority of members of the Nomination and Corporate Governance Committee are also members of the Company’s other two Committees (Audit and Compensation), and the availability of Board members between meetings for discussions amongst themselves and with Management, the Nomination and Corporate Governance Committee has not considered it necessary to implement formal assessment programs, but instead has considered effectiveness on an informal basis at various Board and Committee meetings.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or associates or affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Company’s knowledge, none of the Company’s informed persons, as such term is used in National Instrument 51-102, or other insiders, nor any associate or affiliate of any of them, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below and elsewhere in this Information Circular.

Corporate Secretary

Nancy E. Glaister, Corporate Secretary and General Counsel, is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which also provides legal services to us.  For the 12-month period ending December 31, 2008, Cawkell Brodie Glaister LLP billed us $122,000 (2007 - $204,000; 2006 -$229,000) excluding GST, PST and disbursements, for legal services.

OTHER MATTERS

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION AND DOCUMENTS REFERENCED

Additional information relating to the Company is on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A, and any other documents of the Company referred to herein, by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated April 14, 2009

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

“Charles A. Butt”

Charles A. Butt, President & Chief Executive Officer

Exhibit “A” to Information Circular of Forbes Medi-Tech Inc. as at April 14, 2009

FORBES MEDI-TECH INC.

BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES

Composition of the Board

The Board shall have a majority of independent Directors, as that term is used in National Instrument 58-101 Disclosure of Corporate Governance Practices.  The Chair of the Board shall be an independent Director.

Meetings of the Independent Directors

The independent Directors shall hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance.

Stewardship

The Board of Directors is responsible for the stewardship of the Company, which includes responsibility for:

•

Satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

•

Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

•

The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks.

•

Succession planning (including appointing, training and monitoring senior management).

•

Adopting a communication policy for the Company.

•

The Company’s internal control and management information systems.

•

Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

•

Managing, or supervising the management of, the business and affairs of the Company.

Feedback from Stakeholders

The Board shall review, at least on an annual basis, measures the Company uses to receive feedback from stakeholders, and shall modify such measures should it deem fit to do so.

Expectations and Responsibilities of Directors

Members of the Board of Directors are expected to review available meeting materials in advance, to attend, whenever possible, all meetings of the Board and of each Committee of which they are a member, and to devote the necessary time and attention to effectively carry out their responsibilities as Directors.

Every Director in exercising his or her powers and discharging his or her duties shall:

(i)

act honestly and in good faith with a view to the best interests of the corporation;

(ii)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

(iii)

comply with all applicable laws and with the Company’s Articles and By-Laws.

Director Orientation and Continuing Education

The Nomination and Corporate Governance Committee shall have the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and regularly update each member of the Board regarding his or her responsibilities as a Director generally and as a member of any applicable Board committee.  The Board shall ensure that management updates are regularly provided to the Board to ensure that the knowledge and understanding of all Board members regarding the Company’s business remains current.

Code of Business Conduct and Ethics

The Board shall be responsible for monitoring compliance with the Company’s Code of Business Conduct and Ethics.  Any waivers from the Code for the benefit of any Director or Officer may be granted only by the Board.

Nomination of Directors

The Board has established a Nomination and Corporate Governance Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee.  The Board shall review the Charter and the composition of the Committee on an annual basis.

Prior to nominating or appointing individuals as Directors, the Board will:

(i)

consider what competencies and skills the Board, as a whole, should possess;

(ii)

assess what competencies and skills each existing Director possesses;

(iii)

consider the appropriate size of the Board, with a view to facilitate decision-making; and

(iv)

consider the advice and input of the Nomination and Corporate Governance Committee.

Compensation Committee

The Board has established a Compensation Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee.  The Board shall review the Charter and the composition of the Committee on an annual basis.

Regular Board Assessments

At least annually, the Board, its Committees and each individual Director will be assessed regarding his, her or its effectiveness and contribution.  Assessments will consider:

(i)

in the case of the Board or a Board Committee, its Mandate or Charter; and

(ii)

in the case of an individual Director, the applicable position description, if any, as well as the competencies and skills each individual Director is expected to bring to the Board.